[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer’s Direct Dial: (212) 225-2864

E-Mail: jkarpf@cgsh.com

May 16, 2006

Mr. Matthew J. Benson, Esq.

Office of Consumer Products

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	J. Crew Group, Inc. Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-127628) Filed with the Securities and Exchange Commission on May 16, 2006

Dear Mr. Benson:

Thank you for your comments on Amendment No. 4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) by J. Crew Group, Inc. (the “Company”) on December 22, 2005. On behalf of the Company, we enclose herewith Amendment No. 5 to the Registration Statement (“Amendment No. 5”). Set forth below is the response of the Company to each comment contained in your letter dated January 12, 2006. Except as otherwise noted in this letter, the information provided in response to each comment has been supplied by the Company, which is solely responsible for it. The number of the response corresponds to the number of the comment in your letter. Capitalized terms used but not defined herein are used as defined in the Registration Statement. References to page numbers herein are references to page numbers in Amendment No. 5.

Matthew J. Benson, Esq.

Securities and Exchange Commission

p. 2

Options Grants in Last Fiscal Year, page 72

1.	Please expand your discussion in the option grants and values tables. If there is a substantial disparity between the option exercise prices and the proposed public offering price, alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5% and 10% assumed rates of stock price appreciation. If you wish to provide the potential realizable values in the table using the assumed offering price as the base price, we will not object, if you explain this in a footnote. See Section IV.C of SEC Release 33-7009.

Response

The Company will not be able to determine if there is a substantial disparity between the option exercise prices and the proposed public offering price until it files an amendment to the Registration Statement containing a price range. The Company will provide the information requested by the Staff’s comment if there is a substantial disparity between the option exercise prices and the price range included in such amendment to the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 30

2.	We note that the pro forma adjustment to cash and cash equivalents does not agree to the amount of cash on hand disclosed in the sources and uses of funds table in “Use of Proceeds” on page 22. Please revise your disclosure as applicable or tell us what the difference represents.

Response

The Company has not included information on sources and uses of funds in Amendment No. 5. The Company will provide this information in Amendment No. 6.

Form 10-Q for the Quarterly Period Ended October 29, 2005

3.	We note that the certifications required by Item 601(b)(32) of Regulation S-K refer to the quarterly report for the period ended July 30, 2005, as opposed to October 29, 2005. Accordingly, please file a full amendment to the Form 10-Q with updated certifications.

Response

The Company filed a full amendment to the Form 10-Q for the Quarterly Period Ended October 29, 2005 on April 26, 2006.

Matthew J. Benson, Esq.

Securities and Exchange Commission

p. 3

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James F. McMullin at (212) 225-2336.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf

Enclosure

cc:	Ellie Quarles William Thompson Andrew Blume (Securities and Exchange Commission) Arlene Hong (J. Crew Group, Inc.) James F. McMullin (Cleary Gottlieb Steen & Hamilton LLP)